EXHIBIT 11



INDEPENDENT AUDITORS' CONSENT


To the Board of Trustees and Shareholders of The Nottingham Investment Trust II:

We consent to the incorporation by reference in Post-Effective Amendment No. 34 to Registration Statement (No. 33-37458) of The Nottingham Investment Trust II (which is comprised of the following portfolios: The Brown Capital Management Equity Fund, The Brown Capital Management Balanced Fund, The Brown Capital Management Small Company Fund, Investek Fixed Income Trust, ZSA Asset Allocation Fund, Capital Value Fund and WST Growth & Income Fund) of our reports dated April 24, 1998, appearing in the Annual Reports, which are incorporated by reference in such Registration Statement, and to the reference to us under the heading "Financial Highlights" in such Prospectuses.




/s/ DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
July 28, 1998